Exhibit 99.2

Q3

Supplementary Financial Information

Third Quarter 2014

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE (1)
Consolidated Operational Data (2)

($ millions of Canadian dollars, except share amounts) (unaudited)	Q3 2014	Q3 2013	$ change	% change		YTD 2014	YTD 2013	$ change	% change
Operating revenues	5,195	5,099	96	1.9%		15,514	15,018	496	3.3%
Operating costs (A)	(3,014)	(2,962)	(52)	(1.8%)		(9,025)	(8,707)	(318)	(3.7%)
Post-employment benefit plans service cost	(66)	(74)	8	10.8%		(208)	(220)	12	5.5%
Adjusted EBITDA (3)	2,115	2,063	52	2.5%		6,281	6,091	190	3.1%
Adjusted EBITDA margin (3)	40.7%	40.5%		0.2	pts	40.5%	40.6%		(0.1	) pts
Severance, acquisition and other costs	(66)	(297)	231	77.8%		(158)	(358)	200	55.9%
Depreciation	(739)	(683)	(56)	(8.2%)		(2,146)	(2,039)	(107)	(5.2%)
Amortization	(116)	(162)	46	28.4%		(454)	(486)	32	6.6%
Finance costs
Interest expense	(227)	(242)	15	6.2%		(691)	(691)	-	0.0%
Interest on post-employment benefit obligations	(25)	(38)	13	34.2%		(76)	(113)	37	32.7%
Other income (expense)	2	(24)	26	n.m.		76	(7)	83	n.m.
Income taxes	(241)	(165)	(76)	(46.1%)		(708)	(602)	(106)	(17.6%)
Net earnings	703	452	251	55.5%		2,124	1,795	329	18.3%
Net earnings attributable to:
Common shareholders	600	343	257	74.9%		1,821	1,480	341	23.0%
Preferred shareholders	31	32	(1)	(3.1%)		97	98	(1)	(1.0%)
Non-controlling interest	72	77	(5)	(6.5%)		206	217	(11)	(5.1%)
Net earnings	703	452	251	55.5%		2,124	1,795	329	18.3%
Net earnings per common share - basic	$0.77	$0.44	$0.33	75.0%		$2.34	$1.91	$0.43	22.5%
Net earnings per common share - diluted	$0.77	$0.44	$0.33	75.0%		$2.34	$1.91	$0.43	22.5%
Dividends per common share	$0.6175	$0.5825	$0.035	6.0%		$1.8525	$1.7475	$0.105	6.0%
Average number of common shares outstanding - basic (millions)	782.1	775.9				778.8	775.8
Average number of common shares outstanding - diluted (millions)	783.0	776.3				779.6	776.4
Number of common shares outstanding (millions)	828.3	775.9				828.3	775.9
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	600	343	257	74.9%		1,821	1,480	341	23.0%
Severance, acquisition and other costs	45	222	(177)	(79.7%)		106	266	(160)	(60.2%)
Net gains on investments	-	(2)	2	100.0%		(16)	(5)	(11)	n.m.
Premiums on early redemption of debt	3	21	(18)	(85.7%)		3	36	(33)	(91.7%)
Adjusted net earnings (3)	648	584	64	11.0%		1,914	1,777	137	7.7%
Impact on net earnings per share	$0.06	$0.31	$(0.25)	(80.6%)		$0.12	$0.38	$(0.26)	(68.4%)
Adjusted EPS (3)	$0.83	$0.75	$0.08	10.7%		$2.46	$2.29	$0.17	7.4%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information – Third Quarter 2014 Page 2

BCE
Consolidated Operational Data - Historical Trend

($ millions of Canadian dollars, except share amounts) (unaudited)	YTD 2014	Q3 14	Q2 14	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Operating revenues	15,514	5,195	5,220	5,099	20,400	5,382	5,099	5,000	4,919
Operating costs (A)	(9,025)	(3,014)	(3,008)	(3,003)	(12,019)	(3,312)	(2,962)	(2,865)	(2,880)
Post-employment benefit plans service cost	(208)	(66)	(68)	(74)	(292)	(72)	(74)	(69)	(77)
Adjusted EBITDA	6,281	2,115	2,144	2,022	8,089	1,998	2,063	2,066	1,962
Adjusted EBITDA margin	40.5%	40.7%	41.1%	39.7%	39.7%	37.1%	40.5%	41.3%	39.9%
Severance, acquisition and other costs	(158)	(66)	(54)	(38)	(406)	(48)	(297)	(28)	(33)
Depreciation	(2,146)	(739)	(708)	(699)	(2,734)	(695)	(683)	(681)	(675)
Amortization	(454)	(116)	(171)	(167)	(646)	(160)	(162)	(161)	(163)
Finance costs
Interest expense	(691)	(227)	(229)	(235)	(931)	(240)	(242)	(228)	(221)
Interest on post-employment benefit obligations	(76)	(25)	(26)	(25)	(150)	(37)	(38)	(38)	(37)
Other income (expense)	76	2	(13)	87	(6)	1	(24)	(63)	80
Income taxes	(708)	(241)	(236)	(231)	(828)	(226)	(165)	(196)	(241)
Net earnings	2,124	703	707	714	2,388	593	452	671	672
Net earnings attributable to:
Common shareholders	1,821	600	606	615	1,975	495	343	571	566
Preferred shareholders	97	31	33	33	131	33	32	33	33
Non-controlling interest	206	72	68	66	282	65	77	67	73
Net earnings	2,124	703	707	714	2,388	593	452	671	672
Net earnings per common share - basic	$2.34	$0.77	$0.78	$0.79	$2.55	$0.64	$0.44	$0.74	$0.73
Net earnings per common share - diluted	$2.34	$0.77	$0.78	$0.79	$2.54	$0.63	$0.44	$0.74	$0.73
Dividends per common share	$1.8525	$0.6175	$0.6175	$0.6175	$2.3300	$0.5825	$0.5825	$0.5825	$0.5825
Average number of common shares outstanding - basic (millions)	778.8	782.1	777.7	776.5	775.8	775.9	775.9	775.9	775.7
Average number of common shares outstanding - diluted (millions)	779.6	783.0	778.6	777.2	776.4	776.6	776.3	776.6	776.3
Number of common shares outstanding (millions)	828.3	828.3	778.1	777.3	775.9	775.9	775.9	775.9	775.9
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	1,821	600	606	615	1,975	495	343	571	566
Severance, acquisition and other costs	106	45	38	23	299	33	222	21	23
Net (gains) losses on investments	(16)	-	(4)	(12)	7	12	(2)	(1)	(2)
Premiums on early redemption of debt	3	3	-	-	36	-	21	3	12
Adjusted net earnings	1,914	648	640	626	2,317	540	584	594	599
Impact on net earnings per share	$0.12	$0.06	$0.04	$0.02	$0.44	$0.06	$0.31	$0.03	$0.04
Adjusted EPS	$2.46	$0.83	$0.82	$0.81	$2.99	$0.70	$0.75	$0.77	$0.77

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information – Third Quarter 2014 Page 3

BCE (1)
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2014	Q3 2013	$ change	% change		YTD 2014	YTD 2013	$ change	% change
Revenues
Bell Wireless	1,598	1,493	105	7.0%		4,592	4,344	248	5.7%
Bell Wireline	2,465	2,482	(17)	(0.7%)		7,412	7,496	(84)	(1.1%)
Bell Media	665	664	1	0.2%		2,148	1,736	412	23.7%
Inter-segment eliminations	(121)	(115)	(6)	(5.2%)		(358)	(280)	(78)	(27.9%)
Total Bell	4,607	4,524	83	1.8%		13,794	13,296	498	3.7%
Bell Aliant	699	696	3	0.4%		2,057	2,071	(14)	(0.7%)
Inter-segment eliminations	(111)	(121)	10	8.3%		(337)	(349)	12	3.4%
Total BCE	5,195	5,099	96	1.9%		15,514	15,018	496	3.3%
Operating costs
Bell Wireless	(914)	(876)	(38)	(4.3%)		(2,613)	(2,533)	(80)	(3.2%)
Bell Wireline	(1,533)	(1,559)	26	1.7%		(4,597)	(4,636)	39	0.8%
Bell Media	(483)	(465)	(18)	(3.9%)		(1,606)	(1,283)	(323)	(25.2%)
Inter-segment eliminations	121	115	6	5.2%		358	280	78	27.9%
Total Bell	(2,809)	(2,785)	(24)	(0.9%)		(8,458)	(8,172)	(286)	(3.5%)
Bell Aliant	(382)	(372)	(10)	(2.7%)		(1,112)	(1,104)	(8)	(0.7%)
Inter-segment eliminations	111	121	(10)	(8.3%)		337	349	(12)	(3.4%)
Total BCE	(3,080)	(3,036)	(44)	(1.4%)		(9,233)	(8,927)	(306)	(3.4%)
Adjusted EBITDA
Bell Wireless	684	617	67	10.9%		1,979	1,811	168	9.3%
Margin	42.8%	41.3%		1.5	pts	43.1%	41.7%		1.4	pts
Bell Wireline	932	923	9	1.0%		2,815	2,860	(45)	(1.6%)
Margin	37.8%	37.2%		0.6	pts	38.0%	38.2%		(0.2	) pts
Bell Media	182	199	(17)	(8.5%)		542	453	89	19.6%
Margin	27.4%	30.0%		(2.6	) pts	25.2%	26.1%		(0.9	) pts
Total Bell	1,798	1,739	59	3.4%		5,336	5,124	212	4.1%
Margin	39.0%	38.4%		0.6	pts	38.7%	38.5%		0.2	pts
Bell Aliant	317	324	(7)	(2.2%)		945	967	(22)	(2.3%)
Margin	45.4%	46.6%		(1.2	) pts	45.9%	46.7%		(0.8	) pts
Total BCE	2,115	2,063	52	2.5%		6,281	6,091	190	3.1%
Margin	40.7%	40.5%		0.2	pts	40.5%	40.6%		(0.1	) pts
Capital expenditures
Bell Wireless	179	157	(22)	(14.0%)		460	413	(47)	(11.4%)
Capital Intensity (4)	11.2%	10.5%		(0.7	) pts	10.0%	9.5%		(0.5	) pts
Bell Wireline	609	562	(47)	(8.4%)		1,667	1,545	(122)	(7.9%)
Capital Intensity	24.7%	22.6%		(2.1	) pts	22.5%	20.6%		(1.9	) pts
Bell Media	37	23	(14)	(60.9%)		83	51	(32)	(62.7%)
Capital Intensity	5.6%	3.5%		(2.1	) pts	3.9%	2.9%		(1.0	) pts
Total Bell	825	742	(83)	(11.2%)		2,210	2,009	(201)	(10.0%)
Capital Intensity	17.9%	16.4%		(1.5	) pts	16.0%	15.1%		(0.9	) pts
Bell Aliant	150	138	(12)	(8.7%)		431	423	(8)	(1.9%)
Capital Intensity	21.5%	19.8%		(1.7	) pts	21.0%	20.4%		(0.6	) pts
Total BCE	975	880	(95)	(10.8%)		2,641	2,432	(209)	(8.6%)
Capital Intensity	18.8%	17.3%		(1.5	) pts	17.0%	16.2%		(0.8	) pts

BCE Supplementary Financial Information – Third Quarter 2014 Page 4

BCE
Segmented Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2014	Q3 14	Q2 14	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Revenues
Bell Wireless	4,592	1,598	1,522	1,472	5,849	1,505	1,493	1,442	1,409
Bell Wireline	7,412	2,465	2,485	2,462	10,097	2,601	2,482	2,506	2,508
Bell Media	2,148	665	761	722	2,557	821	664	559	513
Inter-segment eliminations	(358)	(121)	(119)	(118)	(394)	(114)	(115)	(83)	(82)
Total Bell	13,794	4,607	4,649	4,538	18,109	4,813	4,524	4,424	4,348
Bell Aliant	2,057	699	682	676	2,759	688	696	691	684
Inter-segment eliminations	(337)	(111)	(111)	(115)	(468)	(119)	(121)	(115)	(113)
Total BCE	15,514	5,195	5,220	5,099	20,400	5,382	5,099	5,000	4,919
Operating costs
Bell Wireless	(2,613)	(914)	(855)	(844)	(3,509)	(976)	(876)	(833)	(824)
Bell Wireline	(4,597)	(1,533)	(1,532)	(1,532)	(6,303)	(1,667)	(1,559)	(1,527)	(1,550)
Bell Media	(1,606)	(483)	(551)	(572)	(1,874)	(591)	(465)	(403)	(415)
Inter-segment eliminations	358	121	119	118	394	114	115	83	82
Total Bell	(8,458)	(2,809)	(2,819)	(2,830)	(11,292)	(3,120)	(2,785)	(2,680)	(2,707)
Bell Aliant	(1,112)	(382)	(368)	(362)	(1,487)	(383)	(372)	(369)	(363)
Inter-segment eliminations	337	111	111	115	468	119	121	115	113
Total BCE	(9,233)	(3,080)	(3,076)	(3,077)	(12,311)	(3,384)	(3,036)	(2,934)	(2,957)
Adjusted EBITDA
Bell Wireless	1,979	684	667	628	2,340	529	617	609	585
Margin	43.1%	42.8%	43.8%	42.7%	40.0%	35.1%	41.3%	42.2%	41.5%
Bell Wireline	2,815	932	953	930	3,794	934	923	979	958
Margin	38.0%	37.8%	38.4%	37.8%	37.6%	35.9%	37.2%	39.1%	38.2%
Bell Media	542	182	210	150	683	230	199	156	98
Margin	25.2%	27.4%	27.6%	20.8%	26.7%	28.0%	30.0%	27.9%	19.1%
Total Bell	5,336	1,798	1,830	1,708	6,817	1,693	1,739	1,744	1,641
Margin	38.7%	39.0%	39.4%	37.6%	37.6%	35.2%	38.4%	39.4%	37.7%
Bell Aliant	945	317	314	314	1,272	305	324	322	321
Margin	45.9%	45.4%	46.0%	46.4%	46.1%	44.3%	46.6%	46.6%	46.9%
Total BCE	6,281	2,115	2,144	2,022	8,089	1,998	2,063	2,066	1,962
Margin	40.5%	40.7%	41.1%	39.7%	39.7%	37.1%	40.5%	41.3%	39.9%
Capital expenditures
Bell Wireless	460	179	164	117	639	226	157	134	122
Capital Intensity	10.0%	11.2%	10.8%	7.9%	10.9%	15.0%	10.5%	9.3%	8.7%
Bell Wireline	1,667	609	595	463	2,247	702	562	523	460
Capital Intensity	22.5%	24.7%	23.9%	18.8%	22.3%	27.0%	22.6%	20.9%	18.3%
Bell Media	83	37	32	14	115	64	23	16	12
Capital Intensity	3.9%	5.6%	4.2%	1.9%	4.5%	7.8%	3.5%	2.9%	2.3%
Total Bell	2,210	825	791	594	3,001	992	742	673	594
Capital Intensity	16.0%	17.9%	17.0%	13.1%	16.6%	20.6%	16.4%	15.2%	13.7%
Bell Aliant	431	150	146	135	570	147	138	157	128
Capital Intensity	21.0%	21.5%	21.4%	20.0%	20.7%	21.4%	19.8%	22.7%	18.7%
Total BCE	2,641	975	937	729	3,571	1,139	880	830	722
Capital Intensity	17.0%	18.8%	18.0%	14.3%	17.5%	21.2%	17.3%	16.6%	14.7%

BCE Supplementary Financial Information – Third Quarter 2014 Page 5

Bell Wireless (1)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2014	Q3 2013	% change		YTD 2014	YTD 2013	% change
Bell Wireless
Revenues
Service	1,468	1,372	7.0%		4,236	4,003	5.8%
Product	117	106	10.4%		316	298	6.0%
Total external Bell Wireless revenues	1,585	1,478	7.2%		4,552	4,301	5.8%
Inter-segment	13	15	(13.3%)		40	43	(7.0%)
Total Bell Wireless operating revenues	1,598	1,493	7.0%		4,592	4,344	5.7%
Operating costs	(914)	(876)	(4.3%)		(2,613)	(2,533)	(3.2%)
Adjusted EBITDA	684	617	10.9%		1,979	1,811	9.3%
Adjusted EBITDA margin (Total revenues)	42.8%	41.3%	1.5	pts	43.1%	41.7%	1.4	pts
Adjusted EBITDA margin (Service revenues)	46.6%	45.0%	1.6	pts	46.7%	45.2%	1.5	pts

Capital expenditures	179	157	(14.0%)		460	413	(11.4%)
Capital intensity	11.2%	10.5%	(0.7	) pts	10.0%	9.5%	(0.5	) pts
Wireless gross activations	423,833	438,722	(3.4%)		1,158,907	1,231,586	(5.9%)
Postpaid	326,708	333,081	(1.9%)		893,864	964,269	(7.3%)
Wireless net activations	83,106	89,459	(7.1%)		108,859	124,068	(12.3%)
Postpaid	90,976	102,714	(11.4%)		191,126	258,601	(26.1%)
Wireless subscribers end of period (EOP)	7,887,193	7,805,100	1.1%		7,887,193	7,805,100	1.1%
Postpaid	6,868,818	6,683,646	2.8%		6,868,818	6,683,646	2.8%
Average revenue per user (4) (ARPU)($/month)	61.73	58.30	5.9%		59.71	57.03	4.7%
Churn (%) (4) (average per month)	1.45%	1.50%	0.05	pts	1.50%	1.60%	0.10	pts
Prepaid	3.12%	3.27%	0.15	pts	3.43%	3.60%	0.17	pts
Postpaid	1.20%	1.20%	0.00	pts	1.20%	1.24%	0.04	pts
Cost of acquisition (COA) (4) ($/sub)	421	403	(4.5%)		422	403	(4.7%)

BCE Supplementary Financial Information – Third Quarter 2014 Page 6

Bell Wireless - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2014	Q3 14	Q2 14	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Bell Wireless
Revenues
Service	4,236	1,468	1,404	1,364	5,362	1,359	1,372	1,328	1,303
Product	316	117	105	94	432	134	106	99	93
Total external Bell Wireless revenues	4,552	1,585	1,509	1,458	5,794	1,493	1,478	1,427	1,396
Inter-segment	40	13	13	14	55	12	15	15	13
Total Bell Wireless operating revenues	4,592	1,598	1,522	1,472	5,849	1,505	1,493	1,442	1,409
Operating costs	(2,613)	(914)	(855)	(844)	(3,509)	(976)	(876)	(833)	(824)
Adjusted EBITDA	1,979	684	667	628	2,340	529	617	609	585
Adjusted EBITDA margin (Total revenues)	43.1%	42.8%	43.8%	42.7%	40.0%	35.1%	41.3%	42.2%	41.5%
Adjusted EBITDA margin (Service revenues)	46.7%	46.6%	47.5%	46.0%	43.6%	38.9%	45.0%	45.9%	44.9%

Capital expenditures	460	179	164	117	639	226	157	134	122
Capital intensity	10.0%	11.2%	10.8%	7.9%	10.9%	15.0%	10.5%	9.3%	8.7%
Wireless gross activations	1,158,907	423,833	383,345	351,729	1,694,055	462,469	438,722	421,647	371,217
Postpaid	893,864	326,708	291,993	275,163	1,332,423	368,154	333,081	336,052	295,136
Wireless net activations	108,859	83,106	41,431	(15,678)	217,768	93,700	89,459	43,566	(8,957)
Postpaid	191,126	90,976	66,186	33,964	378,121	119,520	102,714	96,390	59,497
Wireless subscribers EOP (A)	7,887,193	7,887,193	7,804,087	7,762,656	7,778,334	7,778,334	7,805,100	7,715,641	7,672,075
Postpaid (A)	6,868,818	6,868,818	6,777,842	6,711,656	6,677,692	6,677,692	6,683,646	6,580,932	6,484,542
Average revenue per user (ARPU)($/month)	59.71	61.73	59.49	57.90	57.25	57.92	58.30	56.85	55.92
Churn (%)(average per month)	1.50%	1.45%	1.47%	1.58%	1.60%	1.59%	1.50%	1.64%	1.65%
Prepaid	3.43%	3.12%	3.48%	3.67%	3.55%	3.41%	3.27%	3.71%	3.79%
Postpaid	1.20%	1.20%	1.16%	1.24%	1.25%	1.29%	1.20%	1.27%	1.25%
Cost of acquisition (COA)($/sub)	422	421	403	442	421	468	403	402	404

(A)	In Q4 2013, following a review of our wireless subscriber metrics, our 2013 postpaid subscriber base was reduced by 99,098 customers to exclude all machine-to-machine subscribers. Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations and by 8,022 subscribers subsequent to a review of customer accounts. Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.

BCE Supplementary Financial Information – Third Quarter 2014 Page 7

Bell Wireline (1)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2014	Q3 2013	% change		YTD 2014	YTD 2013	% change
Bell Wireline
Data	1,470	1,426	3.1%		4,418	4,315	2.4%
Local & access	588	613	(4.1%)		1,786	1,891	(5.6%)
Long distance	163	184	(11.4%)		495	551	(10.2%)
Equipment & other	155	168	(7.7%)		451	485	(7.0%)
Total external revenues	2,376	2,391	(0.6%)		7,150	7,242	(1.3%)
Inter-segment revenues	89	91	(2.2%)		262	254	3.1%
Total Bell Wireline operating revenues	2,465	2,482	(0.7%)		7,412	7,496	(1.1%)
Operating costs	(1,533)	(1,559)	1.7%		(4,597)	(4,636)	0.8%
Adjusted EBITDA	932	923	1.0%		2,815	2,860	(1.6%)
Adjusted EBITDA Margin	37.8%	37.2%	0.6	pts	38.0%	38.2%	(0.2	) pts

Capital expenditures	609	562	(8.4%)		1,667	1,545	(7.9%)
Capital intensity	24.7%	22.6%	(2.1	) pts	22.5%	20.6%	(1.9	) pts
High-speed Internet
High-speed Internet net activations	49,555	35,634	39.1%		68,820	42,032	63.7%
High-speed Internet subscribers EOP	2,253,363	2,168,853	3.9%		2,253,363	2,168,853	3.9%
TV
Net subscriber activations	24,494	46,685	(47.5%)		74,015	86,261	(14.2%)
Fibe TV	61,519	72,813	(15.5%)		162,732	170,831	(4.7%)
Total subscribers EOP	2,352,448	2,242,244	4.9%		2,352,448	2,242,244	4.9%
Fibe TV	642,162	419,129	53.2%		642,162	419,129	53.2%
Local
Network access services (NAS)
Residential	2,475,649	2,715,710	(8.8%)		2,475,649	2,715,710	(8.8%)
Business	2,484,292	2,622,298	(5.3%)		2,484,292	2,622,298	(5.3%)
Total	4,959,941	5,338,008	(7.1%)		4,959,941	5,338,008	(7.1%)
Network access service net (losses)/activations
Residential	(43,173)	(58,957)	26.8%		(176,780)	(224,604)	21.3%
Business	(31,854)	(28,526)	(11.7%)		(105,528)	(82,327)	(28.2%)
Total	(75,027)	(87,483)	14.2%		(282,308)	(306,931)	8.0%

BCE Supplementary Financial Information – Third Quarter 2014 Page 8

Bell Wireline - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2014	Q3 14	Q2 14	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Bell Wireline
Data	4,418	1,470	1,485	1,463	5,828	1,513	1,426	1,456	1,433
Local & access	1,786	588	595	603	2,497	606	613	632	646
Long distance	495	163	170	162	722	171	184	183	184
Equipment & other	451	155	147	149	707	222	168	153	164
Total external revenues	7,150	2,376	2,397	2,377	9,754	2,512	2,391	2,424	2,427
Inter-segment revenues	262	89	88	85	343	89	91	82	81
Total Bell Wireline operating revenues	7,412	2,465	2,485	2,462	10,097	2,601	2,482	2,506	2,508
Operating costs	(4,597)	(1,533)	(1,532)	(1,532)	(6,303)	(1,667)	(1,559)	(1,527)	(1,550)
Adjusted EBITDA	2,815	932	953	930	3,794	934	923	979	958
Adjusted EBITDA Margin	38.0%	37.8%	38.4%	37.8%	37.6%	35.9%	37.2%	39.1%	38.2%

Capital expenditures	1,667	609	595	463	2,247	702	562	523	460
Capital intensity	22.5%	24.7%	23.9%	18.8%	22.3%	27.0%	22.6%	20.9%	18.3%
High-speed Internet
High-speed Internet net activations	68,820	49,555	3,638	15,627	57,722	15,690	35,634	2,446	3,952
High-speed Internet subscribers EOP	2,253,363	2,253,363	2,203,808	2,200,170	2,184,543	2,184,543	2,168,853	2,133,219	2,130,773
TV
Net subscriber activations	74,015	24,494	20,960	28,561	122,450	36,189	46,685	25,605	13,971
Fibe TV	162,732	61,519	46,533	54,680	231,132	60,301	72,813	50,555	47,463
Total subscribers EOP	2,352,448	2,352,448	2,327,954	2,306,994	2,278,433	2,278,433	2,242,244	2,195,559	2,169,954
Fibe TV	642,162	642,162	580,643	534,110	479,430	479,430	419,129	346,316	295,761
Local
Network access services (NAS)
Residential	2,475,649	2,475,649	2,518,822	2,586,791	2,652,429	2,652,429	2,715,710	2,774,667	2,856,757
Business	2,484,292	2,484,292	2,516,146	2,554,225	2,589,820	2,589,820	2,622,298	2,650,824	2,679,736
Total	4,959,941	4,959,941	5,034,968	5,141,016	5,242,249	5,242,249	5,338,008	5,425,491	5,536,493
Network access service net (losses)/activations
Residential	(176,780)	(43,173)	(67,969)	(65,638)	(287,885)	(63,281)	(58,957)	(82,090)	(83,557)
Business	(105,528)	(31,854)	(38,079)	(35,595)	(114,805)	(32,478)	(28,526)	(28,912)	(24,889)
Total	(282,308)	(75,027)	(106,048)	(101,233)	(402,690)	(95,759)	(87,483)	(111,002)	(108,446)

BCE Supplementary Financial Information – Third Quarter 2014 Page 9

BCE (1)
Net debt and other information (2)

BCE - Net debt and preferred shares
At September 30, 2014		BCE
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE
Debt due within one year	2,607	587	3,194
Long-term debt	15,004	2,384	17,388
Preferred shares - BCE (A)	1,918	-	1,918
Cash and cash equivalents	(1,336)	(70)	(1,406)
Net debt (3)	18,193	2,901	21,094

Bell - Net debt and preferred shares
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	September 30,	June 30,	March 31	Dec. 31
	2014	2014	2014	2013
Debt due within one year	2,607	2,152	2,501	2,286
Long-term debt	15,004	13,768	13,784	13,765
Preferred shares - BCE (A)	1,918	1,698	1,698	1,698
Cash and cash equivalents	(1,336)	(77)	(682)	(319)
Net Debt	18,193	17,541	17,301	17,430

Net Debt / Adjusted EBITDA (4)	2.54	2.47	2.46	2.49
Adjusted EBITDA /Net interest expense, excluding interest on post-employment benefit obligations and including 50% of preferred dividends (4)	8.53	8.31	8.27	8.40

Bell Media Inc. - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2014	Q3 2014	Q2 2014	Q1 2014	Total 2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Proportionate Net Debt	-	-	14	30	103	103	143	202	206
Proportionate Adjusted EBITDA	476	158	189	129	593	209	172	134	78

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2014	Q3 2013	$ change	% change	YTD 2014	YTD 2013	$ change	% change
Free Cash Flow (FCF) (3)
Cash from operating activities, excluding acquisition costs paid	1,644	1,479	165	11.2%	4,121	3,872	249	6.4%
Capital expenditures	(825)	(742)	(83)	(11.2%)	(2,210)	(2,009)	(201)	(10.0%)
Dividends paid on preferred shares	(31)	(38)	7	18.4%	(94)	(96)	2	2.1%
Dividends paid by subsidiaries to non-controlling interest	(1)	-	(1)	n.m.	(1)	(13)	12	92.3%
Bell Aliant dividends to BCE	47	48	(1)	(2.1%)	95	143	(48)	(33.6%)
FCF	834	747	87	11.6%	1,911	1,897	14	0.7%

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2014	Q3 2014	Q2 2014	Q1 2014	Total 2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	4,121	1,644	1,589	888	5,521	1,649	1,479	1,567	826
Capital expenditures	(2,210)	(825)	(791)	(594)	(3,001)	(992)	(742)	(673)	(594)
Dividends paid on preferred shares	(94)	(31)	(31)	(32)	(127)	(31)	(38)	(32)	(26)
Dividends paid by subsidiaries to non-controlling interest	(1)	(1)	-	-	(13)	-	-	(6)	(7)
Bell Aliant dividends to BCE	95	47	48	-	191	48	48	47	48
FCF	1,911	834	815	262	2,571	674	747	903	247

(A)	Net debt includes 50% of preferred shares
n.m. : not meaningful

BCE Supplementary Financial Information – Third Quarter 2014 Page 10

BCE (1)
Consolidated Statements of Financial Position (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	September 30 2014	June 30 2014	March 31 2014	December 31 2013
ASSETS
Current assets
Cash	141	125	99	220
Cash equivalents	1,265	25	621	115
Trade and other receivables	2,808	2,860	2,861	3,043
Inventory	424	384	380	383
Prepaid expenses	435	541	503	415
Assets held for sale	-	195	193	719
Other current assets	190	131	193	175
Total current assets	5,263	4,261	4,850	5,070
Non-current assets
Property, plant and equipment	21,215	20,911	20,671	20,743
Intangible assets	10,026	10,019	9,526	9,552
Deferred tax assets	232	218	199	165
Investments in associates and joint ventures	776	771	789	775
Other non-current assets	758	679	752	698
Goodwill	8,373	8,364	8,376	8,381
Total non-current assets	41,380	40,962	40,313	40,314
Total assets	46,643	45,223	45,163	45,384
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,949	3,798	3,661	4,339
Interest payable	145	137	145	147
Dividends payable	496	556	555	466
Current tax liabilities	330	268	191	367
Debt due within one year	3,194	2,736	3,201	2,571
Total current liabilities	8,114	7,495	7,753	7,890
Non-current liabilities
Long-term debt	17,388	16,150	16,010	16,341
Deferred tax liabilities	1,157	1,106	1,217	1,318
Post-employment benefit obligation	3,437	3,241	2,744	2,127
Other non-current liabilities	1,516	1,480	1,458	1,458
Total non-current liabilities	23,498	21,977	21,429	21,244
Total liabilities	31,612	29,472	29,182	29,134
EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,836	3,395	3,395	3,395
Common shares	16,125	13,726	13,688	13,629
Contributed surplus	1,408	2,614	2,605	2,615
Accumulated other comprehensive income (loss)	83	(2)	28	14
Deficit	(6,962)	(5,146)	(4,933)	(4,642)
Total Equity attributable to BCE shareholders	14,490	14,587	14,783	15,011
Non-controlling interest	541	1,164	1,198	1,239
Total equity	15,031	15,751	15,981	16,250
Total liabilities and equity	46,643	45,223	45,163	45,384
Number of common shares outstanding	828.3	778.1	777.3	775.9

BCE Supplementary Financial Information – Third Quarter 2014 Page 11

BCE (1)
Consolidated Cash Flow Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2014	Q3 2013	$ change		YTD 2014	YTD 2013	$ change
Net earnings	703	452	251		2,124	1,795	329
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	66	297	(231)		158	358	(200)
Depreciation and amortization	855	845	10		2,600	2,525	75
Post-employment benefit plans cost	91	112	(21)		284	333	(49)
Net interest expense	225	240	(15)		685	685	-
Gains on investments	-	(2)	2		(16)	(5)	(11)
Income taxes	241	165	76		708	602	106
Contributions to post-employment benefit plans	(82)	(84)	2		(255)	(258)	3
Payments under other post-employment benefit plans	(18)	(19)	1		(54)	(55)	1
Severance and other costs paid	(40)	(44)	4		(146)	(138)	(8)
Acquisition costs paid	(33)	(32)	(1)		(63)	(50)	(13)
Interest paid	(214)	(246)	32		(674)	(648)	(26)
Income taxes paid (net of refunds)	(92)	(53)	(39)		(563)	(238)	(325)
Net change in operating assets and liabilities	180	99	81		(74)	(268)	194
Cash flows from operating activities	1,882	1,730	152		4,714	4,638	76
Bell Aliant dividends paid to BCE	47	48	(1)		95	143	(48)
Capital expenditures	(975)	(880)	(95)		(2,641)	(2,432)	(209)
Cash dividends paid on preferred shares	(31)	(38)	7		(94)	(96)	2
Cash dividends paid by subsidiaries to non-controlling interest	(69)	(68)	(1)		(144)	(215)	71
Acquisition costs paid	33	32	1		63	50	13
Bell Aliant Free Cash Flow	(53)	(77)	24		(82)	(191)	109
Free Cash Flow (3)	834	747	87		1,911	1,897	14
Bell Aliant free cash flow, excluding dividends paid	6	29	(23)		(13)	48	(61)
Business acquisitions	(10)	(2,844)	2,834		(10)	(2,849)	2,839
Acquisition costs paid	(33)	(32)	(1)		(63)	(50)	(13)
Business dispositions	186	-	186		724	1	723
Increase in investments	(9)	(1)	(8)		(15)	(2)	(13)
Decrease in investments	-	-	-		-	5	(5)
Acquisition of spectrum licences	-	-	-		(566)	-	(566)
Other investing activities	10	(2)	12		13	12	1
Increase in notes payable and bank advances	443	495	(52)		601	512	89
Reduction in securitized trade receivables	-	-	-		-	(14)	14
Issue of long-term debt	1,243	2,008	(765)		1,426	4,423	(2,997)
Repayment of long-term debt	(117)	(1,515)	1,398		(668)	(2,317)	1,649
Premiums on early redemption of debt	-	(28)	28		-	(55)	55
Cash dividends paid on common shares	(480)	(451)	(29)		(1,412)	(1,343)	(69)
Privatization of Bell Aliant	(804)	-	(804)		(804)	-	(804)
Issue of common shares	2	-	2		43	13	30
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-		-	230	(230)
Other financing activities	(15)	(11)	(4)		(96)	(37)	(59)
	422	(2,352)	2,774		(840)	(1,423)	583
Net increase (decrease) in cash and cash equivalents	1,256	(1,605)	2,861		1,071	474	597
Cash and cash equivalents at beginning of period	150	2,208	(2,058)		335	129	206
Cash and cash equivalents at end of period	1,406	603	803		1,406	603	803

Other information
Free cash flow per share (3)	$1.06	$0.97	$0.09		$2.45	$2.45	$-
Annualized cash flow yield (5)	6.5%	7.3%	(0.8	) pts	6.5%	7.3%	(0.8	) pts

BCE Supplementary Financial Information – Third Quarter 2014 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2014	Q3 14	Q2 14	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Net earnings	2,124	703	707	714	2,388	593	452	671	672
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	158	66	54	38	406	48	297	28	33
Depreciation and amortization	2,600	855	879	866	3,380	855	845	842	838
Post-employment benefit plans cost	284	91	94	99	442	109	112	107	114
Net interest expense	685	225	226	234	924	239	240	225	220
(Gains) losses on investments	(16)	-	(4)	(12)	7	12	(2)	(1)	(2)
Income taxes	708	241	236	231	828	226	165	196	241
Contributions to post-employment benefit plans	(255)	(82)	(85)	(88)	(341)	(83)	(84)	(76)	(98)
Payments under other post-employment benefit plans	(54)	(18)	(18)	(18)	(73)	(18)	(19)	(18)	(18)
Severance and other costs paid	(146)	(40)	(38)	(68)	(203)	(65)	(44)	(45)	(49)
Acquisition costs paid	(63)	(33)	(16)	(14)	(80)	(30)	(32)	(8)	(10)
Interest paid	(674)	(214)	(231)	(229)	(879)	(231)	(246)	(206)	(196)
Income taxes paid (net of refunds)	(563)	(92)	(110)	(361)	(470)	(232)	(53)	(37)	(148)
Net change in operating assets and liabilities	(74)	180	156	(410)	147	415	99	190	(557)
Cash flows from operating activities	4,714	1,882	1,850	982	6,476	1,838	1,730	1,868	1,040
Bell Aliant dividends paid to BCE	95	47	48	-	191	48	48	47	48
Capital expenditures	(2,641)	(975)	(937)	(729)	(3,571)	(1,139)	(880)	(830)	(722)
Cash dividends paid on preferred shares	(94)	(31)	(31)	(32)	(127)	(31)	(38)	(32)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(144)	(69)	(68)	(7)	(283)	(68)	(68)	(74)	(73)
Acquisition costs paid	63	33	16	14	80	30	32	8	10
Bell Aliant Free Cash Flow	(82)	(53)	(63)	34	(195)	(4)	(77)	(84)	(30)
Free Cash Flow	1,911	834	815	262	2,571	674	747	903	247
Bell Aliant free cash flow, excluding dividends paid	(13)	6	15	(34)	4	(44)	29	37	(18)
Business acquisitions	(10)	(10)	-	-	(2,850)	(1)	(2,844)	-	(5)
Acquisition costs paid	(63)	(33)	(16)	(14)	(80)	(30)	(32)	(8)	(10)
Business dispositions	724	186	-	538	1	-	-	1	-
Increase in investments	(15)	(9)	-	(6)	(3)	(1)	(1)	(1)	-
Decrease in investments	-	-	-	-	10	5	-	3	2
Acquisition of spectrum licences	(566)	-	(453)	(113)	-	-	-	-	-
Other investing activities	13	10	2	1	12	-	(2)	14	-
Increase (decrease) in notes payable and bank advances	601	443	(443)	601	272	(240)	495	(321)	338
Reduction in securitized trade receivables	-	-	-	-	(14)	-	-	-	(14)
Issue of long-term debt	1,426	1,243	150	33	4,438	15	2,008	1,408	1,007
Repayment of long-term debt	(668)	(117)	(136)	(415)	(2,495)	(178)	(1,515)	(513)	(289)
Premiums on early redemption of debt	-	-	-	-	(55)	-	(28)	(10)	(17)
Cash dividends paid on common shares	(1,412)	(480)	(480)	(452)	(1,795)	(452)	(451)	(452)	(440)
Privatization of Bell Aliant	(804)	(804)	-	-	-	-	-	-	-
Issue of common shares	43	2	9	32	13	-	-	-	13
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-	-	230	-	-	-	230
Other financing activities	(96)	(15)	(33)	(48)	(53)	(16)	(11)	(8)	(18)
	(840)	422	(1,385)	123	(2,365)	(942)	(2,352)	150	779
Net increase (decrease) in cash and cash equivalents	1,071	1,256	(570)	385	206	(268)	(1,605)	1,053	1,026
Cash and cash equivalents at beginning of period	335	150	720	335	129	603	2,208	1,155	129
Cash and cash equivalents at end of period	1,406	1,406	150	720	335	335	603	2,208	1,155

Other information
Free cash flow per share	$2.45	$1.06	$1.05	$0.34	$3.31	$0.86	$0.97	$1.16	$0.32
Annualized cash flow yield	6.5%	6.5%	6.6%	7.0%	7.2%	7.2%	7.3%	7.3%	6.4%

BCE Supplementary Financial Information – Third Quarter 2014 Page 13

Accompanying Notes

We report our results of operations in four segments: Bell Wireless, Bell Wireline, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

(1)	Throughout this report, BCE means, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis; and Bell Aliant means, as the context may require, Bell Aliant Inc. or, collectively, Bell Aliant Inc., its subsidiaries and associates.

(2)	On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral Media Inc. (Astral) . Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms.

(3)	Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

Beginning with Q2 2014, we reference Adjusted EBITDA and Adjusted EBITDA margin as non-GAAP financial measures. These terms replace the previously referenced non-GAAP financial measures EBITDA and EBITDA margin. Our definition of Adjusted EBITDA and Adjusted EBITDA margin are unchanged from our former definition of EBITDA and EBITDA margin respectively. Accordingly, this change in terminology has no impact on our reported financial results for prior periods.

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost). We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, Adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.

BCE Supplementary Financial Information – Third Quarter 2014 Page 14

Accompanying Notes

We use Adjusted net earnings and Adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

Free Cash Flow and Free Cash Flow per share

The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow. We define free cash flow per share as follows:

Free cash flow
Average number of common shares outstanding

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses.

For free cash flow, the most comparable IFRS financial measure is cash flows from operating activities.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

BCE Supplementary Financial Information – Third Quarter 2014 Page 15

Accompanying Notes

(4)	Key Performance Indicators (KPIs)

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital Intensity is capital expenditures divided by operating revenues.

Average revenue per user or subscriber (ARPU) represents the measurement of certain service revenues divided by the average subscriber base for the specified period.

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

Net debt to Adjusted EBITDA is Bell Net debt divided by Adjusted EBITDA. Net debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. For the purposes of calculating our net debt to Adjusted EBITDA ratio, Adjusted EBITDA is defined as twelve-month trailing Bell Adjusted EBITDA including dividends from Bell Aliant to BCE.

Adjusted EBITDA to net interest expense is Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to net interest expense ratio, Adjusted EBITDA is defined as twelve-month trailing Bell Adjusted EBITDA including dividends from Bell Aliant to BCE. Net interest expense is twelve-month trailing Bell interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

(5)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Supplementary Financial Information – Third Quarter 2014 Page 16